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RECEIVED

'08 AUG 26 A 10: 47

August 20, 2008

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U.S. Securities and Exchange Commissio..
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

· Brief Explanation of First Quarterly Securities Report for the 33rd Business Year dated August 11, 2008

Thank you very much for your attention.

PROCESSED

AUG 2 8 2008

THOMSON REUTERS

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
       THE BANK OF NEW YORK (with attachment)

Baker & McKenzie GJBJ Tokyo Aoyama Aoki Koma Law Office (Gaikokuho Joint Enterprise) is a
member of Baker & McKenzie International, a Swiss Verein.



Brief Explanation of
First Quarterly Securities Report for the 33rd Business Year dated August 11, 2008

This information is Quarterly Securities Report, so-called *Shihanki Hokokusho,* which should be submitted by the reporting company whose shares are typically listed on the stock change in Japan to the relevant finance bureau no later than 45 days after the end of each fiscal year pursuant to Article 24-4-7(1) of the Financial Instruments and Exchange Law of Japan. The purpose of this disclosure requirement is for investors to make proper and accurate judgment on the financial conditions and business performances of the reporting company.

The Quarterly Securities Report includes financial statements for the relevant fiscal year and other certain information which may be material to an investment decision.

The First Quarterly Securities Report of BELLUNA CO., LTD. (the "Company") states the following information:

- As of June 30, 2008, the Company has eleven consolidated subsidiaries. For the first quarter of the fiscal year ending March 31, 2009, total consolidated net sales amounted to ¥31,113 million.
- For the first quarter of the fiscal year ending March 31, 2009, consolidated operating income amounted to ¥2,791 million.
- For the first quarter of the fiscal year ending March 31, 2009, consolidated net income amounted to ¥1,442 million. The Company mainly engaged in mail order sales business.
- As of June 30, 2008, the number of regular employees on a consolidated basis is totally 1,275.
- The consolidated total net assets of the Company was ¥65,047 million as of June 30, 2008.

- End -

